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                                                                 Exhibit 21(CEC)





                              LIST OF SUBSIDIARIES
                                       OF
                          CENTERIOR ENERGY CORPORATION




The subsidiaries of Centerior Energy Corporation, all wholly owned, are The Cleveland Electric Illuminating Company, The Toledo Edison Company, Centerior Service Company, Centerior Properties Company, CCO Company and Market Responsive Energy, Inc. All those subsidiaries are incorporated under the laws of the State of Ohio and do not do business under any names other than those listed above, except that The Cleveland Electric Illuminating Company does business under the trade name The Illuminating Company.





March 26, 1996